EXHIBIT 12

TEREX CORPORATION

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(AMOUNTS IN MILLIONS)

	Year Ended December 31,

	2005	2004	2003	2002	2001

EARNINGS
Income (loss) before income taxes and cumulative effect of change in accounting principle	$289.8	$147.4	$(50.7)	$(60.8)	$0.4
Adjustments:
Minority interest in losses of consolidated subsidiaries	—	—	—	—	—
Undistributed (income) loss of less than 50% owned investments	—	—	—	—	—
Distributions from less than 50% owned investments	—	—	—	—	—
Fixed charges	120.0	118.0	123.7	107.7	94.8

Earnings	$409.8	$265.4	$73.0	$46.9	$95.2

COMBINED FIXED CHARGES, INCLUDING PREFERRED ACCRETION
Interest expense, including debt discount amortization	$97.6	$92.1	$99.9	$92.6	$86.7
Accretion of redeemable convertible preferred stock	—	—	—	—	—
Amortization/writeoff of debt issuance costs	3.5	4.6	5.5	4.8	3.8
Portion of rental expense representative of interest factor (assumed to be 33%)	18.9	21.3	18.3	10.3	4.3

Fixed charges	$120.0	$118.0	$123.7	$107.7	$94.8

RATIO OF EARNINGS TO COMBINED FIXED CHARGES	3.4 x	2.2 x	—(1)	—(1)	1.0 x

AMOUNT OF EARNINGS DEFICIENCY FOR COVERAGE OF COMBINED FIXED CHARGES	$—	$—	$50.7	$60.8	$—

(1)	Less than 1.0x